Exhibit (a)(5)(xxv)

Press Information

August 9, 2017

Philips successfully completes tender offer for The Spectranetics Corporation

Amsterdam, the Netherlands – Royal Philips (NYSE: PHG; AEX: PHIA), a global leader in health technology, today announced that it has successfully completed its previously announced tender offer (the “Offer”) to purchase all outstanding shares of The Spectranetics Corporation (NASDAQ: SPNC), a U.S.-based global leader in vascular intervention and lead management solutions, for $38.50 per share in cash. The Offer expired at 12:00 midnight, New York City time, on August 9, 2017. Philips expects to complete the acquisition of Spectranetics later today through a merger under Section 251(h) of the General Corporation Law of the State of Delaware.

Wells Fargo, N.A., the depositary for the Offer, has advised that, as of the expiration of the Offer, a total of 37,685,108 shares had been tendered into and not validly withdrawn from the Offer, representing approximately 85.5% of Spectranetics’ outstanding shares and a sufficient number of shares such that the minimum tender condition to the Offer was satisfied. Additionally, the depositary has advised that an additional 2,700,773 shares had been tendered by notice of guaranteed delivery, representing approximately 6.1% of Spectranetics’ outstanding shares. Accordingly, all shares that were validly tendered and not properly withdrawn were accepted for payment and Philips will promptly pay for all such tendered shares in accordance with the terms of the Offer.

As a result of the merger, Spectranetics will become a wholly owned subsidiary of Philips. In the merger, each share of Spectranetics (other than those shares held by Philips or Spectranetics or any of their respective subsidiaries or shares held by any stockholder who properly demand appraisal under Delaware law) will be cancelled and converted into the right to receive the same $38.50 per share in cash, without interest, less any applicable withholding taxes, that was paid in the Offer. Following completion of the merger, the common stock of Spectranetics will no longer be listed for trading on the NASDAQ Global Select Market.

For further information, please contact:

Philips:

Ben Zwirs

Philips Group Press Office

Tel.: +31 6 15213446

E-mail: ben.zwirs@philips.com

Ksenija Gonciarenko

Philips Investor Relations

Phone: +31 20 5977055

E-mail: ksenija.gonciarenko@philips.com

August, 2017
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About Royal Philips

Royal Philips (NYSE: PHG, AEX: PHIA) is a leading health technology company focused on improving people’s health and enabling better outcomes across the health continuum from healthy living and prevention, to diagnosis, treatment and home care. Philips leverages advanced technology and deep clinical and consumer insights to deliver integrated solutions. Headquartered in the Netherlands, the company is a leader in diagnostic imaging, image-guided therapy, patient monitoring and health informatics, as well as in consumer health and home care. Philips’ health technology portfolio generated 2016 sales of EUR 17.4 billion and employs approximately 71,000 employees with sales and services in more than 100 countries. News about Philips can be found at www.philips.com/newscenter.

Forward-looking statements

This release contains certain forward-looking statements with respect to the financial condition, results of operations and business of Philips and certain of the plans and objectives of Philips with respect to these items. Examples of forward-looking statements include statements made about the strategy, estimates of sales growth, future EBITA, future developments in Philips’ organic business and the completion of acquisitions and divestments. By their nature, these statements involve risk and uncertainty because they relate to future events and circumstances and there are many factors that could cause actual results and developments to differ materially from those expressed or implied by these statements.